EXHIBIT 99.9
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2019 (the “Form 40-F”), I, Reno Pressacco, M.Sc.(A)., P.Geo., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated September 30, 2019 (the “Report”) and to the inclusion of the written disclosure of the Report and of extracts from or a summary thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016), Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-224029).

By: /s/ “Reno Pressacco”
Name: Reno Pressacco, M.Sc.(A)., P.Geo.

March 30, 2020